Exhibit 4.4

SUBJECT TO CONTRACT

DATEd 17th January 2015

arm Holdings plc
- and -
Chris Kennedy

__________________________________

service agreement

__________________________________

CONTENTS

		Page

1	Definitions	2

2	Term of Appointment	5

3	Powers and Duties	7

4	Salary	9

5	Bonus	9

6	Pensions	10

7	Benefits	10

8	Expenses	12

9	Holidays	12

10	Confidential Information	12

11	Other obligations during the term of the Agreement	13

12	Post-termination Restrictions	14

13	Return of Property	15

14	Data Protection and Communications	16

15	Intellectual Property	16

16	Sickness	18

17	Garden leave and Suspension	19

18	Termination of Employment	20

19	Notices	22

20	Miscellaneous Matters	22

21	Other Agreements	23

22	Counterparts	23

23	Governing Law and Jurisdiction	23

THIS AGREEMENT is made on 17 January 2015

B E T W E E N

(1)	ARM Holdings plc (registered in England under no. 02548782) whose registered office is at 110 Fulbourn Road, Cambridge, Cambridgeshire, CB1 9NJ (the “Company”) and

(2)	Chris Kennedy of [address] (the “Executive”)

It is AGREED as follows:-

1.	Definitions

1.1	In this Agreement:

“Alternative Remunerated Position”	shall mean any position whether under a contract of employment, consultancy arrangement or non executive appointment or otherwise whereby the Executive is directly or indirectly remunerated, whether by way of salary, bonus, pension, fees, equity or otherwise;

“Associated Company”	means any company which is for the time being a subsidiary, subsidiary undertaking or holding company of the Company, or a subsidiary or subsidiary undertaking of any such holding company (the terms “subsidiary” and “holding company” being defined as in section 1159 of the Companies Act 2006 and “subsidiary undertaking” being defined as in section 1162 of that Act);

the “Board”	means the Board of Directors from time to time of the Company (including any duly appointed committee thereof) or the directors present at a meeting of the directors of the Company at which a quorum is present but excluding the Executive;

“Confidential Information”

means, without limitation (and in relation to any Associated Company):

(i)   trade secrets and any inventions or improvements which the Executive may from time to time make or discover in the course of his duties;

(ii)   details of suppliers, including without

limitation their services and terms of business;

(iii)  prices charged to and terms of business with clients/customers and marketing plans and sales forecasts;

(iv)  details of employees, workers and officers, including without limitation details of their roles and responsibilities, and of the remuneration and other benefits paid to them;

(v)   information relating to business matters, corporate plans, management systems, finances, marketing or sales of any past, present or future products or services, processes, inventions, designs, know how, pitch lists, discoveries, technical specifications and other technical information relating to the creation, production or supply of any past, present or future products or service of the Company or any Associated Company, any information given to the Company or any Associated Company in confidence by clients/customers, suppliers or other persons and any other information (whether or not recorded in documentary or electronic form) which is confidential or commercially sensitive and is not in the public domain; and

(vi)  any other information which is market as confidential, is store and/or communicated in a manner which makes it clear that it is intended to be confidential, or which is otherwise notified to the Executive as confidential.

“Gratuities”	means any payment, rebate, discount, commission, voucher, gift, entertainment or other benefit (excluding air miles or similar vouchers from other such schemes) to or from any third party in respect of any business transacted or proposed to be transacted (whether or not by him) by or on behalf of the

Company or any Associated Company;

“Property”	means keys, credit cards, mobile phone(s), Blackberries and other handheld electronic devices, laptops and other computer equipment, security access cards, all lists of clients or customers, employee details, correspondence and all other documents, papers and records (including, without limitation, any records stored by electronic means, together with any codes or implements necessary to give full access to such records), system designs, software designs, software programmes (in whatever media), presentations, proposals or specifications or any other property of any kind of the Company or any Associated Company which may have come into the Executive’s possession, custody or control in the course of his employment, along with any Confidential Information;

“Prospective Customer”	means any firm, company or other person who at any time during the period of 12 months ending on the Restriction Date was in discussions or negotiations with the Company and/or any Associated Company for the supply of goods or services to it as a customer, and to whom the Executive had made a presentation, pitch or other approach with a view to securing their custom on behalf of the Company and/or any Associated Company;

“Restricted Business”	means the business of the Company and any Associated Company at the Restriction Date with which the Executive was involved to a material extent during the period of 12 months ending on the Restriction Date;

“Restricted Customer”	means any firm, company or other person who at any time during the period of 12 months ending on the Restriction Date, was a customer of or in the habit of dealing with the Company and any Associated Company and with whom the Executive dealt to a material extent or for whom or which the Executive was responsible on behalf of the Company and any Associated Company during that period;

“Restricted Employee”

means any person who:

(i) is or was (as provided by clause 12) employed by the Company or any Associated Company at management level or above, or

(ii) regularly used Confidential Information in the course of his duties; or

(iii) was able to influence the Company’s relationships with its customers or employees and could materially damage the interests of the Company or any Associated Company if he became employed or engaged with the Executive in any business concern in competition with any Restricted Business, and who at any time during the period of 12 months ending on the Restriction Date worked closely with the Executive (or about whom the Executive obtained detailed information);

“Restricted Supplier”	means any firm, company or other person who at any time during the period of 12 months ending on the Restriction Date, was a provider or supplier of goods or services (other than utilities and goods or services supplied for administrative purposes) to the Company and/or any Associated Company, including any individual who provided services to the Company or any Associated Company by way of a consultancy agreement, with whom the Executive dealt to a material extent during that period;

“Restriction Date”	means the earlier of the date of termination of this Agreement (howsoever caused) and the start of any period of garden leave under clause 17.

1.2	The Company is entering into this Agreement for itself and as agent for the Company and all its Associated Companies and their directors, officers and employees, and is duly authorised on their behalf.

2.	Term of Appointment

The Company and the Executive have agreed that the Executive will join the Board of ARM Holdings plc as a director and Chief Financial Officer designate on
2015*1 and will become Chief Financial Officer on 2015**2. Such appointment shall continue thereafter unless and until terminated by either party giving to the other not less than 12 months’ notice in writing, or otherwise in accordance with this Agreement.

2.1	The Company may, in its absolute discretion, lawfully terminate the employment of the Executive at any time and with immediate effect by notifying the Executive that it is exercising its right under this clause 2.2 to pay him a sum equal to his Salary which would have been payable for the notice period (or the remainder of such period) under clause 2.1.

2.2	The Company may, in its absolute discretion, pay any sum due under clause 2.2 by making monthly payments to the Executive. These payments shall be calculated by dividing the Executive’s annual Salary by twelve. The monthly payments shall commence on the date written notice is given to the Executive under clause 2.2 (or such date thereafter as the Company shall determine), and shall continue until:

(A)	the expiry of the notice period (or the remainder of the notice period, if it had been served) under clause 2.1; or

(B)	if earlier, the Executive obtains an Alternative Remunerated Position, in which case the monthly payments still outstanding shall be reduced by the amount of the monthly remuneration earned by the Executive from the Alternative Remunerated Position, and only the balance of such monthly payments shall be due to the Executive; or

(C)	if earlier, the date on which the Company determines that the Executive has failed to comply with his duties (imposed hereby) to:

(i)	mitigate his loss by taking all reasonable steps to obtain (and commence) an Alternative Remunerated Position; and

(ii)	provide the Company with such information as it may request on a monthly basis in relation to his search for an Alternative Remunerated Position.

2.3	For the avoidance of doubt, nothing in this clause 2 shall give rise to any right for the Executive to receive a payment under either clause 2.2 or 2.3. Any payment under clause 2.2 or 2.3 shall be made subject to any necessary withholdings for tax and National Insurance. Any payment made under this clause 2 is made on the condition

1 *No date was fixed for CFO designate position

2 **Agreed date of commencement was 1 September 2015.

that as at the date of that payment the Executive has not committed any act or made any omission which might amount to a repudiatory breach of this Agreement and that there are no circumstances which would entitle the Company to terminate his employment without notice (and that the Executive shall, in such circumstances, account for any such payment to the Company).

2.4	The Executive is required, as a condition of employment under this Agreement, to have (and continue to have) permission to work in the UK (or such other country in which he is required to work in accordance with clause 3.9 below). The Executive shall provide on request proof of continued eligibility to work in the UK (or such other jurisdiction) at any time during the course of his employment under this Agreement. The Executive must inform the Company’s Human Resources department as soon as he becomes aware of any change in his status in regard to eligibility to work in the UK (or such other jurisdiction).

3.	Powers and Duties

3.1	The Executive shall serve the Company as Chief Financial Officer of ARM Holdings plc. The Executive shall exercise such powers and perform such duties in relation to the business of the Company or any Associated Company as may from time to time be reasonably vested in or assigned to him by the Company. The Executive will be flexible and willing to carry out additional, fewer or alternative duties as may reasonably be required of him from time to time.

3.2	The Executive shall (if required at any time by the Company and appointed in accordance with the Company’s Articles of Association) serve as a director of the Company or any Associated Company, and hold office subject to the provisions of the applicable Articles of Association. Save as provided in clause 4.3 below, nothing in this Agreement shall be taken to exclude or vary the terms of the applicable Articles of Association as they apply to the Executive as a director, which shall prevail in the event of any conflict with the terms of this Agreement.

3.3	The Board may require the Executive to resign from any office held in the Company or any Associated Company at any time by written notice, and the Executive must resign as soon as reasonably practicable after any such request is made. Any resignation which is effected under this clause 3.3 will not terminate the Executive’s employment under this Agreement or amount to a breach of this Agreement by the Company. The terms of this clause 3.3 are subject to the Executive not being required to resign his directorship of the Company (other than during a period of garden leave under clause 17) without his prior written consent, it being recognised that such directorship is fundamental to his role as Chief Financial Officer.

3.4	The Executive shall report to the Chief Executive Officer of the Company and shall at all times promptly give to the Chief Executive Officer (in writing if so requested) all information, advice and explanations as it may reasonably require in connection with matters relating to his employment under this Agreement or with the business of the

Company or any Associated Company. The Executive shall comply with all reasonable directions from, and all rules and regulations from time to time laid down by, the Company and the Board and anyone duly authorised by them.

3.5	The Executive:

(A)	shall exercise his powers in his role in accordance with the Company’s policies and procedures and internal control framework, and having regard to relevant obligations under prevailing law and regulation;

(B)	shall do such things as are necessary to ensure compliance by himself, the Company and any Associated Company with such laws and regulations; and

(C)	acknowledges that he has been provided with access to such laws and regulations and understands that breach of their requirements carry sanctions including criminal liability, and disciplinary action by the Company and/or by the relevant regulatory authority.

3.6	The Executive shall:

(A)	perform his duties faithfully, efficiently and diligently to a standard commensurate with both the functions of his role and his knowledge, skills and experience;

(B)	devote the whole of his time, attention and abilities to carrying out his duties in a proper, loyal and efficient manner;

(C)	conduct himself at all times with good faith towards the Company, use his best endeavours to promote and protect the interests and reputation of the Company and any Associated Company, and not do anything which is harmful to them;

(D)	promptly disclose to the Board any interest which he has in any contract or transaction made by the Company or any Associated Company, and any other conflict or potential conflict of interest which arises or may arise in relation to the Executive’s duties under this Agreement; and

(E)	promptly report to the Board his own actual, potential or proposed wrongdoing and that of any other employee or officer of the Company or any Associated Company, or any other activity actual or threatened which may materially damage the interests of the Company or any Associated Company, of which he becomes aware.

3.7	The Executive shall work such hours as may reasonably be required for the proper performance of his duties being not less than 37.5 hours in any calendar week. The Executive agrees in accordance with Regulation 5 of the Working Time Regulations 1998, that the provisions of Regulation 4(1) do not apply to the Executive, unless he gives to the Company three months’ notice in writing that he wishes Regulation 4(1) to apply to him.

3.8	The Executive accepts that, if and for so long as the Board so directs:

(A)	he shall perform and exercise his duties on behalf of any Associated Company and act as a director or other officer of any Associated Company; and

(B)	his employment under this Agreement may be transferred to any Associated Company.

3.9	The Executive’s place of work shall be as agreed with the Company from time to time. The Executive shall travel to such places (whether in or outside the United Kingdom) and in such a manner and on such occasions as the Company may from time to time require.

3.10	The Company may appoint another individual to carry out the duties of the Executive during any period that he is suspended in accordance with clause 17, or during any other period of absence (including under clause 16)

4.	Salary

4.1	The Executive shall be paid by equal monthly instalments in arrears on or before the last day of the calendar month for his services during his employment a salary at the rate of £475,000 per annum or at such other rate as the Remuneration Committee of the Board may determine in accordance with clause 4.2 (the “Salary”). The Salary shall be subject to such deductions as the Company is authorised or required by law to make (including for tax and National Insurance). Where the Executive’s appointment begins or ends during a calendar month, the Salary due in respect of that month shall be a pro rata proportion of a normal month’s instalment based on the number of days employment in that month.

4.2	At least once in each 12 months the Remuneration Committee of the Board shall review, but shall not be obliged to increase, the Salary. The review will usually take place in December and the revised Salary, if different, will take effect from 1 January of the following year. No such review will take place after notice has been given by either party under clause 2.1 above.

4.3	Notwithstanding anything to the contrary in the Articles of Association of the Company or any Associated Company, the Executive shall not be entitled to any other salary or fees as a director or employee of the Company or any Associated Company and the Executive shall, as the Company may direct, either waive his right to any such salary or fees or account for the same to the Company.

5.	Bonus

5.1	The Executive may be entitled to receive annual bonuses in accordance with the rules and terms of any bonus scheme operated by the Company from time to time. These bonuses shall be of such amounts (if any), at such intervals, and subject to such conditions as to performance and requirements as to deferral as the Remuneration Committee of the Board (acting reasonably) deems appropriate from time to time having regard to the Company’s and the Executive’s performance in respect of each financial year of the Company, and to any performance targets which may be set by the Remuneration Committee of the Board from time to time.

5.2	The Executive acknowledges that he has no right to receive a bonus and that the Company is under no obligation to operate a bonus scheme. The Executive further acknowledges that he will not acquire such a right, nor shall the Company come under such an obligation, merely by virtue of the Executive having received one or more bonus payments during the course of his employment. The Company may at any time amend the terms of any bonus payment or scheme, or withdraw the scheme in its entirety, in each case whether generally or solely in relation to the Executive.

On termination of the employment of the Executive payment of bonus shall be subject to the rules of the relevant bonus scheme operated by the Company.

6.	Pensions

6.1	The Executive may, unless he opts out, join such pension scheme as the Company makes available to him from time to time, subject to the governing documentation and rules of that scheme as in force from time to time, which are available from the Company Secretary, and to all applicable legislation. Contributions to the scheme by the Executive will be deducted from his Salary. A contracting out certificate is not in force in respect of the employment under this Agreement.

7.	Benefits

7.1	The Executive may be eligible to participate in such share option, share incentive or long-term incentive scheme(s) as the Company operates from time to time, subject to the rules of the scheme(s). If the Executive is at any time granted options or rights pursuant to any such schemes, those options or rights shall be subject to the rules of those schemes as in force from time to time, which rules shall not form part of this Agreement. The Executive acknowledges that the making of an award to him under those schemes shall not entitle him to any further award, or to participate in any similar plan.

7.2	The Company shall provide for the Executive (subject to him being qualified to drive) with either (at the Executive’s option):

(A)	a car, and shall bear or reimburse all of its costs (including all business and reasonable personal fuel costs). The Executive shall take good care of the car, ensure that the provisions of any regulations laid down by the Company from time to time as to the use of motor vehicles and of any policy of insurance are observed, and return the car and its keys to the Company immediately upon the termination of his employment or upon becoming no longer legally entitled to drive; or

(B)	the sum of £10,000 per annum by way of car allowance and £4,000 per annum by way of fuel allowance (payable in twelve equal monthly instalments on the date the Salary is paid, less any deductions the Company is required to make by law).

7.3	The Executive, his spouse and dependent children shall be eligible for membership of any private health insurance or medical scheme operated by the Company from time to time, where it is reasonably practicable for the Company to procure such benefits at reasonable commercial rates, subject to the eligibility requirements and terms of that scheme and of any related policy of insurance as in force from time to time.

7.4	The Executive shall be eligible for membership of the Company’s permanent health insurance scheme, where it is reasonably practicable for the Company to procure such membership at reasonable commercial rates, subject to the terms of that scheme and of any related policy of insurance as in force from time to time. The Company shall be under no obligation to make any payment under the PHI scheme to the Executive unless and until it has received payment from the policy provider for that purpose. The Company shall have no liability to the Executive in respect of any failure or refusal by the policy provider to make any payments under the PHI scheme in respect of the Executive and the Company shall be under no obligation to pursue such payments on behalf of the Executive. In the event that the Executive receives Salary or benefits from the Company in respect of any period which is subsequently covered by the PHI scheme the Company shall be entitled to deduct from any sums owed to the Executive the amount of Salary and an amount in respect of the benefits provided for the relevant period,

7.5	Subject to the terms of any relevant policy of insurance, where it is reasonably practicable for the Company to procure such cover at reasonable commercial rates, the Company shall provide life assurance cover for the Executive and death-in-service benefits, in each case subject to the terms of the relevant scheme and of any related policy of insurance as in force from time to time.

7.6	The Executive will be covered by such directors and officers liability insurance policy as is in force for directors of the Company from time to time which shall, to the extent permitted by law, indemnify the Executive in proceedings brought by third parties for losses, damages and other costs arising out of the Executive’s acts and/or omissions committed in the performance of his duties.

7.7	The Company reserves the right at any time to amend the terms of or withdraw the provision of any benefit under this clause 7. No liability will accrue to the Company in the event that any of the benefits are unavailable to the Executive by virtue of any conditions or restrictions imposed by the provider of the benefits provided always that the Company shall not terminate the Executive’s employment in connection with his ill-health or incapacity if the effect of such termination is to deprive him of payments under the permanent health insurance scheme although in such circumstances it is accepted that his role as Chief Financial Officer would cease. The Company shall be under no obligation to take any action to enforce the terms of or otherwise procure the provision of any benefit to the Executive.

8.	Expenses

The Company shall reimburse, on production of receipts if requested and in accordance with the Company’s expenses policy in place from time to time, all reasonable travelling, hotel, entertainment and other out-of-pocket expenses which are wholly, exclusively and necessarily incurred by the Executive (and which he is authorised to incur) in the execution of his duties hereunder.

9.	Holidays

9.1	In addition to bank and other public holidays the Executive will be entitled to twenty five working days paid holiday in each holiday year, to be taken at such time or times as may be approved by the Chief Executive Officer at least two weeks in advance. The Company’s holiday year runs from January to December each year.

9.2	A maximum of five working days may be carried over at the end of the holiday year, for use in the first three months of the next holiday year, with the written permission of the Board. Otherwise, holiday entitlement not used in the calendar year of entitlement will be lost. The Executive will not be entitled to payment in lieu of holiday entitlement not taken in the calendar year of entitlement.

9.3	Upon termination of his employment the Company may at its discretion require the Executive to take during his notice period any accrued but unused holiday entitlement up to the date of termination of his employment. The Executive will be entitled to pay in lieu of holiday accrued in the current holiday year but untaken on termination of his employment at the rate of 1/260th of the Salary for each day of holiday not taken. If upon termination of his employment the Executive has taken more holiday than his pro rata holiday entitlement, he will be required to reimburse the Company in respect of the excess days taken at the rate of 1/260th of the Salary for each day of excess holiday taken.

10.	Confidential Information

10.1	The Executive shall not, either during his employment or at any time following termination (however caused), knowingly or unknowingly except in the proper course of his duties (or as required by law), use, copy or disclose to any person any Confidential Information which may have come to his knowledge at any time during his employment by the Company or any Associated Company. The Executive shall also use his best endeavours to prevent the unauthorised publication or misuse of any Confidential Information by any other person. This restriction will cease to apply to information which enters the public domain other than (directly or indirectly) through the fault of the Executive, unless and for as long as the Executive remains in a better position to utilise such information more readily than persons who have not been employed by the Company or any Associated Company.

10.2	Nothing in this clause 10 shall affect the Executive’s right to make a protected disclosure under sections 43A-L of the Employment Rights Act 1996.

11.	Other obligations during the term of the Agreement

11.1	The Executive shall disclose to the Board promptly in writing all his interests (Including shareholdings or directorships) in any business, whether or not of a commercial nature, and of any changes in those interests during the term of this Agreement.

11.2	During the term of this Agreement (including his notice period) the Executive shall not, without the prior written consent of the Board, undertake any other business or profession, be or become an employee or agent of any other business or profession, or assist or have any financial interest in any other business or profession, except as provided in clause 11.4 below. In particular, the Executive shall not hold office as a director or chairman of another company unless otherwise agreed in writing by the Board.

11.3	During the term of this Agreement (including his notice period) the Executive owes a duty of loyalty and fidelity to the Company, and shall:

(A)	promptly disclose to the Company any offer of employment by any entity which is made to the Executive and which is accepted by him;

(B)	not take any preparatory steps to compete with the Company or any Associated Company following the termination of his employment, and shall promptly disclose to the Company any preparations that he is aware of any other director or employee of the Company are making to compete with the Company or any Associated Company following the termination of his employment. For the avoidance of doubt, the foregoing does not prohibit the Executive from seeking new employment where such employment would commence after the termination of his employment with the Company;

(C)	not either on his own behalf or on behalf of another firm, company or other person, solicit or endeavour to entice away from the Company or any Associated Company, or employ or procure another person to employ, any officer or employee of the Company or any Associated Company; and

(D)	promptly disclose to the Company his resignation (and the intention of any other director or employee of the Company of which he is aware to resign from their employment with the Company).

11.4	Notwithstanding anything in this clause 11, the Executive may hold or acquire by way of bona fide investment any shares or other securities of any company which Is listed or dealt in on any recognised investment exchange or overseas investment exchange, as defined by section 313(1) of the Financial Services and Markets Act 2000, unless the Company shall require him not to do so in any particular case on the ground that such other company is or may be carrying on a business competing or tending to compete with the business of the Company or any Associated Company. The Executive shall (and shall ensure that his spouse and dependent children shall) comply with all applicable laws, regulations, rules, and codes affecting dealings in securities, and such rules and policies imposed by the Company or any Associated Company from time to time.

11.5	During the continuance of his employment the Executive shall observe the terms of any policy issued by the Company in relation to Gratuities, and shall not directly or indirectly offer, procure, accept or obtain for his own benefit (or for the benefit of any other person) any Gratuities, otherwise than as permitted by any such policy. The Executive shall immediately disclose and account to the Company for any Gratuities offered or received by him (or by any other person on his behalf or at his instruction).

12.	Post-termination Restrictions

12.1	The Executive will not, for a period of 12 months after the Restriction Date, solicit or endeavour to entice away from the Company or any Associated Company the business or custom of a Restricted Customer with a view to providing goods or services to that Restricted Customer in competition with any Restricted Business.

12.2	The Executive will not, for a period of 12 months after the Restriction Date, provide goods or services to or otherwise have any business dealings with any Restricted Customer in the course of any business concern which is or is intended to be in competition with any Restricted Business.

12.3	The Executive will not, for a period of 12 months after the Restriction Date, solicit or endeavour to entice away from the Company or any Associated Company the business or custom of, or provide goods or services to or otherwise have any business dealings with, any Prospective Customer in competition with any Restricted Business.

12.4	The Executive will not, for a period of 12 months after the Restriction Date, interfere or endeavour to interfere with the continuance of the provision of goods or services to the Company or any Associated Company by any Restricted Supplier.

12.5	The Executive will not, for a period of 12 months after the Restriction Date, in the course of any business concern which is or is intended to be in competition with any Restricted Business, offer employment to or otherwise endeavour to entice away from the Company or any Associated Company any person who is a Restricted Employee at the time of the Executive’s actions.

12.6	The Executive will not, for a period of 6 months after the Restriction Date:

(A)	become employed by or otherwise engaged in or concerned in any capacity in a business concern which is or is intended to be in competition with any Restricted Business and in which are employed or otherwise engaged or concerned in any capacity one or more persons who were Restricted Employees at any time during the period of 6 months ending on the Restriction Date; or

(B)	employ or otherwise engage in any capacity in a business concern which is or is intended to be in competition with any Restricted Business any person who Is a Restricted Employee at the time of the Executive’s actions.

12.7	The Executive will not, for a period of 6 months after the Restriction Date, be engaged in or concerned in any capacity in any business concern which is or is intended to be in competition with any Restricted Business. This clause 12.7 shall not restrain the Executive from being engaged or concerned in any business concern in so far as the Executive’s duties or work shall relate solely:-

(a)	to areas where the business concern is not in competition with the Restricted Business; or

(b)	to services or activities of a kind with which the Executive was not concerned to a material extent during the period of 12 months ending on the Restriction Date.

12.8	If the Executive receives an offer to be involved in a business concern in any capacity during his employment, or prior to the expiry of the last of the covenants in this clause 12, the Executive shall give the person making the offer a copy of this clause 12 (and the relevant definitions in clause 1) and shall tell the Company the identity of that person making the offer as soon as possible after accepting the offer.

12.9	The covenants given by the Executive in this clause 12 are undertaken to the Company for itself and as agent for all its Associated Companies, and extend to the Executive acting not only on his own account but also on behalf of any other firm, company or other person, and shall apply whether he acts directly or indirectly.

12.10	The Executive hereby agrees that he will, at the request and expense of the Company, enter into a direct agreement or undertaking with any Associated Company whereby he will accept restrictions and provisions corresponding to the restrictions and provisions in this clause 12 (or such of them as may be appropriate in the circumstances) in relation to such activities and such area and for such a period as such Associated Company may reasonably require for the protection of its legitimate business interests.

13.	Return of Property

The Executive shall promptly whenever requested by the Company and in any event upon the termination of his employment (howsoever caused) deliver up to the Company all Property of the Company or any Associated Company and the Executive shall not retain any copies thereof provided always that at the Executive’s reasonable request for the purposes of any legal, regulatory or quasi-judicial proceedings, the Executive shall be provided with copies of Board minutes (and documents referred to therein) which relate to any period during which he was a director of the Company or any Associated Company. Such minutes and documents may be redacted by the Company to protect its confidential commercial information, consistent with the requirements of any such legal, regulatory or quasi-judicial process. Title and copyright in all Property shall vest in the Company.

14.	Data Protection and Communications

14.1	The Executive consents to the Company and any Associated Company (and its or their employees and agents) holding and processing both electronically and manually data which relates to the Executive (including sensitive personal data as defined in the Data Protection Act 1998) for the purposes of the administration and management of their employees and business and for compliance with applicable procedures, laws and regulations. The Executive also consents to the transfer, storage and other processing of such data to or by other third parties whether or not outside the European Economic Area for administration purposes and other purposes in connection with the business of the Company or any Associated Company or the Executive’s employment where it is necessary or desirable for the Company to do so.

14.2	The Executive acknowledges that during his employment he will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. The Executive agrees to comply with the terms of the Data Protection Act 1998, and the Company’s data protection policies as issued from time to time, in relation to such data.

14.3	All communications made or received by the Executive using any Company property, servers or facilities (and any electronic mails sent to and from any electronic mail address assigned to the Executive by the Company) shall remain the property of the Company and shall be made or treated in accordance with the Company’s computer use policy. The Executive consents to the Company intercepting, monitoring and/or recording any telephone calls and emails made and received by the Executive using the Company’s property, or which pass through servers or networks owned, administered or otherwise lawfully controlled by the Company (including personal correspondence). Any recordings made shall at all times remain the property of the Company and may be used by the Company as necessary for any purpose in connection with the business of the Company or any Associated Company, or the Executive’s employment under this Agreement.

15.	Intellectual Property

15.1	For the purposes of this clause 15 the following words and phrases shall have the following meanings:

(A)	“Works” means all works, designs, innovations, inventions, improvements, processes, get-up, trade marks and trade names.

(B)	“Company Works” means all Works authored, originated, conceived, written or made by the Executive alone or with others (except only those Works which are authored, originated, conceived, written or made by the Executive wholly outside the course of his employment).

(C)	“Intellectual Property Rights” means any and all patents, trade marks, signs and services marks, rights in designs, trade or business names or signs,

copyrights, database rights and topography rights (whether or not any of these is registered and including applications for registration of any such thing) and all rights or forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the world.

15.2	The parties foresee that the Executive may create and make Works, during the course of his employment and duties with the Company and that all Company Works shall vest in and be owned by the Company immediately upon their creation. It shall be part of the Executive’s normal duties at all times to:

(i)	consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company with which the Executive is concerned or for which the Executive is responsible might be improved; and

(ii)	promptly disclose to the Company full details of any invention or improvement which the Executive may from time to time make or discover in the course of his duties including, without limitation, details of all Company Works; and

(iii)	further the interests of the Company’s undertaking with regard thereto with the intent that subject to the Patents Act 1977, the Company shall be entitled to the sole and absolute ownership of any such Company Works and to the exclusive use thereof free of charge and any third party rights.

15.3	To the extent such rights do not vest immediately in the Company the Executive hereby agrees to assign to the Company all of the Executive’s right, title and interest in the Company Works together with all of his right, title and interest in any and all Intellectual Property Rights which subsist from time to time in the Company Works.

15.4	To the extent such rights do not vest immediately in the Company the Executive hereby assigns to the Company all future copyright in the Company Works and the parties agree that all such future copyright shall vest in the Company by operation of law pursuant to section 91 of the Copyright, Designs and Patents Act 1988.

15.5	The Executive hereby irrevocably and unconditionally waives, in favour of the Company, its licensees and successors-in-title any and all moral rights conferred on the Executive by Chapter IV of Part I of the Copyright, Designs and Patents Act 1988 in relation to the Company Works (existing or future) and any and all other moral rights under any legislation now existing or in future enacted in any part of the world including, without limitation, the right conferred by section 77 of that Act to be identified as the author of any of the Company Works and the right conferred by section 80 of that Act not to have any such work subjected to derogatory treatment. The Executive shall, at the Company’s request and expense, take all steps that may be necessary or desirable to the Company to enforce against any third party the Executive’s moral rights in any of the Company Works.

15.6	The Executive acknowledges that, for the purpose of the proviso to section 2(1) of the Registered Designs Act 1949 (as amended), the covenants on the part of the Executive and the Company will be treated as good consideration and the Company will be the proprietor of any design which forms part of the Company Works.

15.7	Nothing in this clause 15 shall be construed as restricting the rights of the Executive or the Company under sections 39 to 43 (inclusive) of the Patents Act 1977.

15.8	The Executive shall not knowingly do anything to imperil the validity of any patent or protection or any application therefore relating to any of the Company Works but shall at the cost of the Company render all possible assistance to the Company both in obtaining and in maintaining such patents or other protection.

15.9	The Executive shall not either during the Executive’s employment or thereafter exploit or assist others to exploit any of the Company Works or any invention or improvement which the Executive may from time to time make or discover in the course of his duties or (unless the same shall have become public knowledge) make public or disclose any such Company Works or invention or improvement or give any information in respect of it except to the Company or as the Company may direct.

15.10	The Executive shall forthwith and from time to time both during his employment under this contract and thereafter, at the request and expense of the Company, do all things and execute all documents necessary or desirable to give effect to the provisions of this clause 15 including, without limitation, all things necessary or conducive to obtain letters patent or other protection for any invention or improvement relating to any of the Company Works in any part of the world and to vest such letters patent or other protection in the Company or its nominees.

16.	Sickness

16.1	If the Executive is unfit for work due to sickness, injury or other incapacity he must comply with the Company’s sickness absence policy and procedures (which are available from Human Resources) and notify the Company as soon as reasonably practicable on the first day of absence, the reason for his absence and its likely duration.

16.2	Subject to his compliance with clause 16.1 and to production, if requested, of medical certificates satisfactory to the Company, if the Executive is absent from work due to sickness, injury or other incapacity, the Executive shall be entitled to such benefits as are provided under the terms of the Company’s sickness benefits policy in force from time to time and this shall include continued payment of Salary for up to an aggregate of 130 working days’ ill health absence in any one period of twelve months. Any payment of Salary thereafter shall be at the sole discretion of the Company. Payments under this clause 16.2 shall include any sums the Company is obliged to pay to the Executive by way of statutory sick pay. The provision of benefits under this Agreement shall continue for the period during which Salary is paid in whole or in part, but thereafter shall cease (save for benefits under the PHI scheme, to the extent that such benefits would otherwise be payable, and benefits under clause 7.3 and clause 7.5).

16.3	The Company may reduce the Salary during the Executive’s absence through sickness, injury or other incapacity by an amount equal to the benefit (excluding any lump sum benefit) which the Executive would be entitled to claim during such absence under social security legislation for the time being in force (whether or not such benefit is claimed by the Executive), and by the amount of any insurance or other benefit to which he is entitled as a result of his incapacity.

16.4	If the Executive either:-

(A)	becomes entitled to payment of benefits under the PHI scheme; or

(B)	is refused benefits under the PHI scheme,

all entitlement to Salary and benefits (save for benefits under the PHI scheme, to the extent that such benefits would otherwise be payable, and benefits under clause 7.3) shall cease from the earlier of the commencement of payment of such benefit or the expiry of the period during which sickness benefits are payable as specified in clause 16.2, unless otherwise agreed by the Company in writing.

17.	Garden leave and Suspension

17.1	The Company shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work for the Executive, and may suspend the Executive from the performance of some or all of his duties, and not provide him with any work in the circumstances set out below:

(A)	during all or any part of the notice period specified in clause 2.1 (whether given by the Company or the Executive) or if the Executive purports to terminate this Agreement without serving the notice period specified in clause 2.1 provided that the Company shall not rely on this clause for a period (or periods in aggregate) exceeding six months; or

(B)	in order to investigate any matter in which the Company reasonably believes that the Executive is implicated or involved, and to conduct any related disciplinary proceedings provided that such suspension shall be no longer than is reasonable.

17.2	During any such period of suspension pursuant to clause 17.1 above the Executive:

(A)	will continue to be bound by the express and implied provisions of this Agreement (in particular clauses 3 and 11);

(B)	shall remain available to perform any reasonable duty requested by the Company and to shall co-operate generally with the Company to ensure a smooth hand over of his duties. Should the Executive fail to make himself available for work (otherwise than due to approved holiday absence or absence related to illness or incapacity) having been requested (with reasonable prior written notice) by the Company to attend, he shall, notwithstanding any other provision of this Agreement, forfeit his right to Salary and benefits in respect of such period of non-availability;

(C)	(other than as provided for in clause (B) above), continue to receive the Salary and benefits provided under this Agreement;

(D)	must not, without the written consent of the Board, go to any premises of the Company or any Associated Company or have any business related contact or dealings with any employee, customer, client or supplier of the Company or any Associated Company;

(E)	must not directly or indirectly be employed by or retained by or advise or assist any other person or entity in any capacity either paid or unpaid.

17.3	The Executive acknowledges that the demands made by the Company in accordance with the terms of this clause 17 shall not constitute a termination of the Executive’s employment or a breach of contract of any kind whatsoever, nor shall he have any claim against the Company as a consequence of being required to comply with this clause 17.

18.	Termination of Employment

18.1	If the Executive:-

(A)	is convicted of any criminal offence (other than a motoring offence for which no custodial sentence is given to him); or

(B)	becomes bankrupt or makes any composition or enters into any voluntary arrangement with his creditors; or

(C)	shall no longer be entitled to work in the United Kingdom or such other jurisdiction as the Executive is required to work in under clause 3.9; or

(D)	is disqualified or otherwise prohibited by law from being a director; or

(E)	shall be or become of unsound mind or a patient or lack capacity for the purpose of any statute (or any part thereof) relating to mental health; or

(F)	shall in the reasonable opinion of the Board be guilty of gross misconduct (which, for the avoidance of doubt, includes any conduct which may bring the Company or any Associated Company into disrepute) or shall commit any serious or persistent breach of any of his obligations to the Company or any Associated Company (whether under this Agreement or otherwise) and where any such breach is capable or remedy he has been given reasonable written notice of the breach by the Company requiring him to remedy the same and he has failed to do so; or

(G)	shall in the reasonable opinion of the Board be negligent in the performance of his duties; or

(H)	shall refuse or wilfully neglect to carry out any of his material duties or comply with any lawful orders given to him by the Company; or

then the Company shall be entitled by notice in writing to the Executive to terminate his employment under this Agreement with immediate effect. The Executive shall have no claim against the Company by reason of such termination.

18.2	The Board has resolved to apply Provision B.7.1 of the UK Corporate Governance Code 2010, whereby all directors will be subject to annual election at the AGM. The Executive will therefore be required to stand for re-election at any AGM at which either the Articles of Association of the Company require, of the Board resolves, that he should stand for re-election.

18.3	If the Executive

Resigns as a director of the Company or any Associated Company without the written consent of the board of directors of the relevant company (except in circumstances where he is obliged to resign either by law or as provided under this Agreement) then the company shall be entitled by notice in writing to the Executive to terminate forthwith his employment under this Agreement. The Executive shall have no claim against the Company by reason of any such termination.

18.4	Upon termination (for whatever reason and howsoever arising) of this Agreement the Executive shall:

(A)	immediately repay all outstanding debts or loans due to the Company or any Associated Company;

(B)	provide the Company and any Associated Company with such assistance as may be reasonably required, regarding matters of which he has knowledge and/or experience, in any proceedings or potential proceedings in which the Company or any Associated Company is or may be a party, provided that the Executive will not be required to act by virtue of this clause in conflict with his own interests and such assistance shall not unreasonably interfere with any new employment or engagement secured by the Executive. The Company will reimburse the Executive for reasonable accommodation and travel expenses (properly incurred and evidenced) in giving such assistance;

(C)	not without the consent of the Company at any time represent himself or commit himself to be held out as being in any way connected with or interested in the business of the Company or any Associated Company (except as a former employee); and

(D)	not make any untrue or misleading oral or written statement concerning the business and affairs of the Company or any Associated Company.

18.5	Any delay or forbearance by the Company in exercising any right of termination shall not constitute a waiver of it.

19.	Notices

19.1	Any notice given under this Agreement may be given personally to the Executive or to the Company Secretary (as the case may be) or may be sent by first class registered or recorded delivery (air mall if overseas) to the Company (for the attention of its Secretary) at its registered office for the time being or to the Executive either at his address given above or at his last known address.

19.2	Any such notice given personally shall take effect immediately that it is issued irrespective of the time or date of its receipt. Any such notice sent by post shall be deemed served (and take effect) forty-eight hours after it is posted (six days if it is sent by air mail).

20.	Miscellaneous Matters

20.1	Any payment or benefit made to the Executive under this Agreement is subject to and conditional on such approval by the shareholders of the Company as may be required by law. The Company reserves the right to withhold or require repayment of all or part of any such payment or benefit if and to the extent that it is necessary to do so in order to comply with regulatory or legal requirements.

20.2	For the purpose of the Employment Rights Act 1996 the Executive’s continuous period of employment will begin on the date upon which he takes up his appointment as shown in.

20.3	The disciplinary and grievance rules and procedures which shall apply to the Executive, as in force from time to time, can be found on the Company’s intranet. These rules and procedures shall not form part of this Agreement and the Company reserves the right to vary or depart from them, and/or leave out any or all of their stages, where it considers it appropriate to do so.

20.4	The Executive warrants that by entering into this Agreement and performing his duties under it he will not be in breach of any contractual or other legal obligation to any third party and no such obligations will interfere with the performance of his duties hereunder.

20.5	The Company shall be entitled at any time to make deductions from the Salary or from any other sums due to the Executive from the Company or any Associated Company in respect of any over-payment of any kind made to the Executive or in respect of any debt, loan or other sum due from him.

21.	Other Agreements

21.1	The Executive acknowledges and warrants that there are no agreements or arrangements whether written, oral or implied between the Company or any Associated Company and the Executive relating to the employment of the Executive other than those expressly set out in this Agreement and the contractual section of the Company’s staff handbook, and that he is not entering into this Agreement in reliance on any representation not expressly set out therein. Taken together, these documents contain the entire agreement between the Executive and the Company, and replace all prior arrangements, representations (except in the case of fraud), agreements or contracts of employment, verbal, written or implied, between the Executive and the Company which shall be deemed terminated by mutual consent. In the event of any inconsistency between this Agreement and any other documents listed in this clause 21.1, the provisions of this Agreement shall prevail, unless otherwise agreed.

21.2	The remaining provisions of the Staff Handbook are for guidance and information only and do not form part of this Agreement. Copies of the Staff Handbook are available from Human Resources. It is the Executive’s responsibility to familiarise himself with and comply with the Staff Handbook. Failure to do so may lead to disciplinary action being taken against the Executive.

21.3	There are no collective agreements which directly affect the terms and conditions set out in this Agreement.

22.	Counterparts

22.1	This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

22.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

22.3	This Agreement may be executed by faxed or emailed copies.

23.	Governing Law and Jurisdiction

This Agreement shall be governed by and construed under English law and each of the parties hereby irrevocably agrees for the exclusive benefit of the Company that the Courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

IN WITNESS whereof this Agreement has been signed by or on behalf of the parties hereto the day and year first before written.

SIGNED by Simon Segars	)
	)	/s/ Simon Segars
on behalf of ARM Holdings plc

SIGNED by the Executive	)
	)	/s/ Chris Kennedy
)